UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

An Annual General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), will be held on Wednesday, February 5, 2025, at 10:00 a.m. (Eastern time) and 3:00 p.m. (Irish time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company has distributed a Notice and Proxy Statement and a proxy card to all shareholders of record as of the close of business on January 8, 2025. In connection with the Meeting, the Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Meeting, which describes the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Report on Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit Number	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on Wednesday, February 5, 2025
99.2	Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Wednesday, February 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer